August 10, 2018

Bin Li
Chief Executive Officer
NIO Inc.
Building 20, No. 56 AnTuo Road, Jiading District
Shanghai, 201804
People's Republic of China

       Re: NIO Inc.
           Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted July 30, 2018
           CIK No. 0001736541

Dear Mr. Li:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
June 29, 2018 letter.

Amendment No. 3 to Draft Registration Statement on Form F-1

Management's Discussion and Analysis of Financial Condition and Results of Operations
Comparison of Six Months Ended June 30, 2017 and 2018
Cost of sales, page 85

1. We note you pay JAC a per vehicle processing fee for each vehicle produced that appears to be in addition to the compensation for operating losses incurred by JAC. We also note you present assets for production facilities and building and construction. Please clarify
 Bin Li
FirstName LastNameBin Li
NIO Inc.
Comapany NameNIO Inc.
August 10, 2018
August 10, 2018 Page 2
Page 2
FirstName LastName
         for us and in your analysis of cost of sales whether the fee and depreciation associated with the noted assets and any other assets associated with the production of your vehicles are included in cost of sales. To the extent material to your analysis, quantify these costs as you do for other costs identified in your existing disclosure.

         In connection with the above, please add a note to your notes to the financial statements describing your accounting policy for cost of sales, including the costs included therein.
Business
Manufacturing, Supply Chain and Quality Control
Our Future Manufacturing Plant, page 135

2. We note your response to our prior comment one and reissue in part. Please disclose here an estimate of the costs associated with the construction and rent of the manufacturing plant. To the extent you are not able to provide an estimate, please describe the factors, if known, that the Shanghai authority will consider when determining the rental fee, the construction costs, renewal terms and your contribution to the local economy.
Description of American Depositary Shares
Jurisdiction and Arbitration, page 189

3. We note your disclosure on page 189 that the deposit agreement contains provisions that irrevocably waive any right to a trial by jury in any lawsuit or proceeding against the depositary or the company related to the company's shares, the ADSs or the deposit agreement. Please disclose whether such waiver includes claims made under the federal securities laws. If the provision applies to claims under the federal securities laws, provide a risk factor regarding the impact of this provision of the deposit agreement on the rights of ADS holders. In addition, address potential enforceability issues. Finally, clarify that by agreeing to the provision, investors will not be deemed to have waived the company's or the depositary's compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.
4. We note your disclosure that the deposit agreement has an exclusive forum provision.
         Please add a risk factor addressing the risks of this provision for your ADS holders.
5. We note your disclosure on page 189 that the depositary will have the right to refer any claim or dispute arising from the relationships created by the deposit agreement to arbitration in accordance with the Commercial Arbitration Rules of the American
         Arbitration Association. Please tell us and disclose the impact of this provision on holders of your ADSs for claims under the federal securities laws.
 Bin Li
NIO Inc.
August 10, 2018
Page 3
Notes to Unaudited Interim Condensed Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
(i) Revenue recognition
Incentives
(iii) Other scenarios, page F-65

6. We note your response to prior comment two. Please explain to us what "other cost"
         represents in your example of a redemption using credits and cash.

         In connection with the above, we understand that a selling and marketing expense is initially recognized in the exchange transaction upon the awarding of credits. However, it continues to appear that other income and cost of sales should be recorded to properly reflect when merchandise is sold, regardless of whether the form of payment is cash or credits. Please advise.
       You may contact Theresa Brillant at 202-551-3307 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie, Legal Branch Chief, at 202-551-
3469 with any other questions.



FirstName LastNameBin Li                                      Sincerely,
Comapany NameNIO Inc.
                                                              Division of
Corporation Finance
August 10, 2018 Page 3                                        Office of
Transportation and Leisure
FirstName LastName